May 21, 2024

Chief, Information Technology
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE MS 3040
Washington, DC 20549

To whom it may concern:

The New York Stock Exchange certifies its approval for listing and registration of the following securities of U.S. Bancorp, under the Exchange Act of 1934:

- Floating Rate Notes, Series CC (Senior), due May 21, 2028
- 4.009% Fixed-to-Floating Rate Notes, Series CC (Senior), due May 21, 2032

Sincerely,

New York Stock Exchange
11 Wall Street
New York, NY 10005
Tel: +1 212.656.3000
nyse.com